Exhibit 99.8

UNITED UTILITIES PLC

PHILIP GREEN APPOINTED TO BOARD AND DIRECTOR’S / PDMR SHAREHOLDING

United Utilities PLC (United Utilities) confirms Philip Green’s appointment today to the Board as Chief Executive Designate, in line with the announcement made on 1 December 2005.

In accordance with s324 of the Companies Act 1985 and Disclosure Rule 3.1.2, United Utilities also discloses that Philip Green owns 100,000 ordinary shares in the company, which he purchased following the announcement of his appointment.

Philip Green said: “I am very pleased to be joining the Board of United Utilities today. I have recently bought 100,000 shares to underline my personal commitment to the success of the company.”

Furthermore, provided Mr Green maintains this shareholding and remains in employment with the company throughout the next 5 years, United Utilities has agreed to match this investment on a one-for-one basis, thereby aligning his interests with those of the company’s other shareholders.  These matched shares, together with additional shares from notional reinvestment of dividends, will transfer to Mr Green at the end of the 5-year period, after the conclusion of the next regulatory reviews.

In addition, the following contingent option award was granted to Mr Green on 13 February 2006 pursuant to the performance share plan approved by the shareholders at the annual general meeting on 21 July 2000. The table below shows the maximum number of shares over which the option might be exercised.  The actual number will depend upon the extent to which the established performance conditions are satisfied over the performance period.

Name of director/senior manager discharging managerial responsibilities	No. of Ordinary shares	Price paid for award £	Price payable on exercise £	Performance period

Philip Green	78,432	nil	nil	01/04/2005 to 31/03/2008

Further information can be obtained from Evelyn Brodie, Head of Corporate and Financial Communication, +44 (0) 20 7307 0309

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.